EXHIBIT 12


                         STEWART ENTERPRISES, INC.
                              AND SUBSIDIARIES

             Computation of Ratio of Earnings to Fixed Charges
                           (dollars in thousands)

                                       (unaudited)
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

                                                        Years Ended October 31,                   Nine Months
                                       --------------------------------------------------------      Ended
                                         1992       1993        1994        1995        1996      July 31, 1997
                                       --------   --------    --------    --------    ---------   -------------
Earnings from continuing
  operations before income taxes...... $ 20,942   $ 29,569    $ 42,198    $ 41,500    $ 82,075     $ 78,361 (1)

Fixed charges:
  Interest expense....................    5,414      6,540       8,877      22,815      26,051       29,165
  Interest portion of
   lease expense......................      456        585         935       1,343       1,522        1,176
                                       --------   --------    --------    --------    ---------   -------------
Total fixed charges...................    5,870      7,125       9,812      24,158      27,573       30,341

Earnings from continuing
  operations before income
  taxes and fixed charges............. $ 26,812   $ 36,694    $ 52,010    $ 65,658    $109,648     $108,702(1)
                                       ========   ========    ========    ========    ========     ============
Ratio of earnings to
  fixed charges.......................     4.57       5.15        5.30        2.72       3.98          3.58(1)
                                       ========   ========    ========    ========    ========     ============


(1) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).


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